GENESIS LEASE LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 11, 2008

NOTICE IS HEREBY given that the Annual General Meeting (the “Meeting”) of Shareholders of Genesis Lease Limited (the “Company”) will be held on June 11, 2008 at 11:30 a.m. (local time) at the Company’s principal executive offices, 4450 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.	To re-elect John McMahon as a director of the Company.
2.	To re-elect Paul T. Dacier as a director of the Company.
3.	To re-elect Michael Gradon as a director of the Company.
4.	To re-elect Niall Greene as a director of the Company.
5.	To re-elect David C. Hurley as a director of the Company.
6.	To re-elect Declan McSweeney as a director of the Company.
7.	To re-elect Andrew L. Wallace as a director of the Company.
8.	To appoint KPMG of Dublin, Ireland as auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.
9.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The financial statements of the Company for the year ended December 31, 2007, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Company’s Board, will be presented at this Annual General Meeting.

By order of the Board

John McMahon Chairman, President and Chief Executive Officer Genesis Lease Limited

Dated May 16, 2008

Notes:

1.	The Board has fixed the close of business on May 15, 2008 as the record date for the determination of Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.
2.	A form of proxy is enclosed for use in connection with the business set out above.
3.

Each of the resolutions in 1-7 above will be determined in accordance with the Company’s Bye-law 36.3, which provides that the persons nominated for election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors. The resolution set out in 8 above is an ordinary resolution, approval of which will require the affirmative vote of a majority of the votes cast at the Meeting.

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GENESIS LEASE LIMITED

FORM OF PROXY FOR USE AT THE

ANNUAL GENERAL MEETING TO BE HELD ON JUNE 11, 2008

I/we
(NAME IN BLOCK CAPITALS)

Of
(ENTITY NAME IF APPLICABLE)

being (a) holder(s) of _______________________________ common shares of Genesis Lease Limited (the “Company”) on the record date of May 15, 2008, hereby appoint the duly appointed chairman of the meeting or ________________________________________________________________________ to act as my/our proxy at the Annual General Meeting of the Company to be held on June 11, 2008, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company. Should this card be returned duly signed, but without specific direction, the proxy will vote or abstain at his direction.

Resolutions	For	Against	Abstain
1. To re-elect John McMahon as a director of the Company.
2. To re-elect Paul T. Dacier as a director of the Company.
3. To re-elect Michael Gradon as a director of the Company.
4. To re-elect Niall Greene as a director of the Company.
5. To re-elect David C. Hurley as a director of the Company.
6. To re-elect Declan McSweeney as a director of the Company.
7. To re-elect Andrew L. Wallace as a director of the Company.
8. To appoint KPMG of Dublin, Ireland as auditors and to authorize the Board of Directors of the Company to determine their remuneration.

Date:_____________________________________________

Signature: _________________________________________

This proxy should be completed and sent to the following address by not later than 11:59 p.m. (Eastern Time) on June 9, 2008.

John McMahon

Genesis Lease Limited

4450 Atlantic Avenue

Westpark, Shannon, Irelend

Fax: +353-61-364-642

INFORMATION CONCERNING SOLICITATION AND VOTING FOR

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF GENESIS LEASE LIMITED TO BE HELD ON JUNE 11, 2008

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2007 will be presented at the Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by Shareholders, and no such approval is sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2007 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on the Company’s website at www.genesislease.com.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4, 5, 6 and 7 — ELECTION OF DIRECTORS

The Board has determined that it shall be comprised of seven directors and has nominated the seven persons listed below for re-election as directors of the Company. All nominees are presently members of the Board. As provided in the Company’s Bye-laws, each director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected or appointed or his office is otherwise vacated.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for directors of the Company to be elected by the holders of the common shares is set forth below:

Name	Age	Position
John McMahon	46	Chairman, Chief Executive Officer and President
Paul T. Dacier	50	Director, Member of the Nominating and Corporate Governance Committee
Michael Gradon	49	Director, Member of the Compensation Committee
Niall Greene	65	Director, Chairperson of the Nominating and Corporate Governance Committee, member of the Audit Committee and Compensation Committee
David C. Hurley	67	Director, Chairperson of the Compensation Committee, member of the Audit Committee and Nominating and Corporate Governance Committee
Declan McSweeney	54	Director, Member of the Audit Committee
Andrew L. Wallace	64	Director, Chairperson of the Audit Committee, member of the Compensation Committee

John McMahon has been our Chairman, Chief Executive Officer and President since our formation in July 2006. Mr. McMahon has 21 years of global experience in the aviation industry. Immediately prior to joining our company, Mr. McMahon was founder and managing director of an aviation investment consulting firm that was engaged by GECAS as a consultant to assist with our formation and our IPO. He began his aviation career in 1986 at Ireland’s national airline, Aer Lingus, where his experience included responsibility for fleet planning and route planning. In 1990, he joined GPA Group, then the world’s leading aircraft lessor, to develop and market investment products based on operating leases, with a particular focus on Japan. He transferred to GECAS upon its formation in 1993 when it assumed management responsibility for GPA’s aircraft lease portfolio. In 1995, Mr. McMahon joined the Daimler-Benz (now Daimler) project team to establish its associated aircraft leasing company, debis AirFinance (now AerCap) in Amsterdam. He was instrumental in growing the company from a start-up into a major global player. In 2003, he moved from his position as Managing Director of debis AirFinance to become Deputy Director of Structured Asset Finance at Lloyds TSB Bank plc in London. He founded Aviation Investment Management Company in 2004, through which he acted as consultant on a number of large-scale aircraft leasing-related private equity projects. Mr. McMahon received a Bachelor of Engineering degree from the National University of Ireland and graduate diplomas in accounting and finance (Association of Chartered Certified Accountants), management (University of Dublin, Trinity College) and computer modeling & simulation (University of Dublin, Trinity College). He has also completed the Advanced Management Program at Harvard Business School.

Paul T. Dacier has been a member of our board of directors since November 2007. Mr. Dacier is Executive Vice President and General Counsel of EMC Corporation, an information infrastructure technology and solutions company. Mr. Dacier joined EMC as Corporate Counsel in 1990 and was promoted to General Counsel in 1992, Vice President in 1993, Senior Vice President in 2000 and Executive Vice President in 2006. Prior to joining EMC, he was an attorney with Apollo Computer, Inc., a computer work station company, from 1984 to 1990. Mr. Dacier served as a commissioner of the Massachusetts Judicial Nominating Commission from 2003 to 2006. He also is a past Chair and remains on the Board of Directors of the New England Legal Foundation, a business appellate advocacy group. Mr. Dacier received a B.A. in History and a J.D. from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the State of Wisconsin.

Michael Gradon has been a member of our board of directors since November 2007. Mr. Gradon was an executive and attorney with The Peninsular and Oriental Steam Navigation Company (P&O) for more than 20 years. He retired from P&O in June 2006 following its takeover by Dubai Ports World. He was P&O’s Executive Director for Commercial and Legal Affairs from 2001 until June 2006 and a main board director of P&O from 1998 until 2006. Other roles at P&O included being Chairman of P&O’s real estate business, Chairman of La Manga Club, a leading European leisure resort, and Chief Executive of the London Gateway infrastructure project. Prior to joining P&O in 1986, Mr. Gradon was a solicitor with Slaughter & May in London. Mr. Gradon is currently senior independent director of Modern Water plc, an independent director of Grosvenor Limited and a member of the Committee of the All England Lawn Tennis Club, which operates the business and events of the Wimbledon Tennis Championships. He received an MA degree in Law from Cambridge University.

Niall Greene has been a member of our board of directors since October 2006. Mr. Greene is the Managing Director of Aviareto Limited, a company that holds the contract from the International Civil Aviation Organisation for the management of the International Registry of Mobile Assets. Mr. Greene has more than 41 years of experience working in the aviation industry, including with Aer Lingus, GPA Group and GECAS. At GPA Group and GECAS, he held various senior management positions in marketing, corporate communications and business development. Mr. Greene received a law degree from the University of Limerick.

David C. Hurley has been a member of our board of directors since October 2006. Mr. Hurley is the Vice Chairman of PrivatAir of Geneva, Switzerland, a company with significant business aviation services in the United States and Europe. Prior to his appointment with PrivatAir in 2003, Mr. Hurley was the Chief Executive Officer of Flight Services Group, a company he founded in 1984, which he grew into one of the world’s largest providers of corporate aircraft management, executive charter and aircraft sales and acquisitions in the United States. Mr. Hurley currently also serves on the boards of directors of Genesee & Wyoming Inc., Hexcel, Inc., Ionatron Inc., ExelTech Aerospace, Inc., The Smithsonian Institution’s National Air and Space Museum, Corporate Angel Network and CAMP Systems.

Declan McSweeney has been a member of our board of directors since November 2007. Mr. McSweeney has approximately 30 years of experience in banking, including 27 years with Allied Irish Banks plc, where he was Chief Financial Officer from 1997 to 2005. Prior to joining Allied Irish Banks, Mr. McSweeney worked with KPMG in the United States and Ireland from 1973 to 1978. He is currently the Chief Financial Officer of Home Credit Group and a member of the Board of Directors of Home Credit B.V., a provider of consumer finance products in Central Europe, Eastern Europe and Asia. Mr. McSweeney is a Chartered Accountant by profession and is a graduate in Commerce from University College, Dublin.

Andrew L. Wallace has been a member of our board of directors since October 2006. Mr. Wallace had 40 years of experience at Deloitte & Touche LLP before retiring in June 2006. Mr. Wallace served as an audit partner at Deloitte for 27 years, primarily serving large multi-national public companies. His broad industry experience includes large public company clients in the manufacturing, retail/distribution, commodities and satellite services industries. He also served as a member of Deloitte’s Tri-State Management Committee. Mr. Wallace received a BS in Accounting from Kent State University.

PROPOSAL 8 — APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Company will ask Shareholders to approve the appointment of KPMG of Dublin, Ireland as the Company’s independent auditors and to authorize the Board to determine the auditors’ remuneration.

All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

John McMahon,
Chairman, President and Chief Executive Officer
Genesis Lease Limited

Dated: May 16, 2008

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